Exhibit 99.4

Execution Version

Confidential

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of March 5, 2022, is entered into by and among Cornerstone Building Brands, Inc., a Delaware corporation (the “Company”), CD&R Pisces Holdings, L.P., a Cayman Islands exempted limited partnership (“Acquirer CD&R Fund”), Clayton, Dubilier & Rice Fund VIII, L.P., a Cayman Islands exempted limited partnership (“CD&R Fund VIII”), CD&R Friends & Family Fund VIII, L.P., a Cayman Islands exempted limited partnership (“CD&R FF Fund VIII” and, together with CD&R Fund VIII, the “Selling CD&R Funds”), Clayton, Dubilier & Rice, LLC, a Delaware limited liability company (“CD&R, LLC,” and together with Acquirer CD&R Fund and the Selling CD&R Funds, the “Stockholders”), and, solely for purposes of Section 3 hereof, Clayton, Dubilier & Rice Fund X, L.P., a Cayman Islands exempted limited partnership (“CD&R Fund X”). Capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, (i) the Company, (ii) Camelot Return Intermediate Holdings, LLC, a Delaware limited liability company (“Parent”), and (iii) Camelot Return Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”), which provides for the merger of Merger Sub with and into the Company (the “Merger”) with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, as of the date hereof, each Stockholder is the record and/or beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of the Shares set forth opposite such Stockholder’s name on Exhibit A (together with any Shares subsequently acquired, the “Owned Shares”);

WHEREAS, it is anticipated that, prior to the Effective Time, the Selling CD&R Funds will transfer and sell all of their Owned Shares to Parent, and Parent will purchase from the Selling CD&R Funds all of their Owned Shares; and

WHEREAS, as a condition to the willingness of the Company to enter into the Merger Agreement and as an inducement and in consideration therefor, the Company has required that the Stockholders agree, and the Stockholders have agreed, to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Stockholders and the Company hereby agree as follows:

Section 1.    Agreement to Vote.

From and after the date hereof until the termination of this Agreement in accordance with Section 2, at any meeting of the Company’s stockholders, including any postponement, recess or adjournment thereof, or in any other circumstance, in each case, upon which a vote, consent or other approval (including a written consent)

with respect to the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement is sought, the Stockholders agree to, and agree to cause their applicable Affiliates to, affirmatively vote (including via proxy) or execute consents with respect to (or cause to be voted (including via proxy) or consents to be executed with respect to) all of its and their respective Owned Shares as follows, unless the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee has made a Change of Recommendation that amounts to a recommendation against item (i) below and that has not been rescinded or withdrawn (in which case the Stockholders will be permitted to vote their Owned Shares with respect to the following matter in any manner they choose in their sole discretion): (1) in favor of (“for”) (i) the Merger and the adoption of the Merger Agreement, (ii) each of the other actions contemplated by the Merger Agreement or necessary or desirable in furtherance of the Merger and the other transactions contemplated by the Merger Agreement and (iii) the adjournment of any meeting of the Company’s stockholders in accordance with Section 6.5 of the Merger Agreement and (2) against any action or agreement that would reasonably be expected to result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled (clauses (1) and (2) collectively, the “Supported Matters”). Each Stockholder shall cause all of its Owned Shares to be counted as present thereat (including by proxy) for purposes of establishing a quorum at each meeting of the Company’s stockholders at which the matters described in this Section 1(a) are to be considered (including every adjournment or postponement thereof). For the avoidance of doubt, other than with respect to the Supported Matters, no Stockholder has any obligation to vote its Owned Shares in any particular manner and, with respect to such other matters (other than the Supported Matters), each Stockholder shall be entitled to vote its Owned Shares in its sole discretion.

Section 2.    Termination. This Agreement shall terminate without further action upon the earliest to occur of (a) the Effective Time and (b) the valid termination of the Merger Agreement in accordance with its terms (such earliest date being referred to herein as the “Termination Date”); provided that the provisions set forth in Sections 11 through 21 shall survive the termination of this Agreement; and provided further that the termination of this Agreement shall not prevent any party from seeking any remedies (at law or in equity) against any other party for that party’s Willful and Material Breach (as defined below) prior to the date of termination. For purposes hereof, “Willful and Material Breach” means a material breach of this Agreement that results from a willful or deliberate act or failure to act by a party that knows, or would reasonably be expected to have known, that the taking of such act or failure would result in such a material breach.

Section 3.    Efforts; Forbearance.

(a)    From the date of this Agreement until the Effective Time, CD&R Fund X shall not directly or indirectly (but subject in all respects to the last sentence of this paragraph) acquire or agree to acquire by merging or consolidating with, or by purchasing the assets of or equity in, any Person (a “Specified Acquisition”), if the entering into of a definitive agreement relating to or the consummation of such a Specified Acquisition would reasonably be expected to (A) prevent, materially delay or materially impede the obtaining of any authorizations, consents, orders, declarations or approvals of any Governmental Authority or the expiration or termination of any applicable waiting period necessary to consummate the transactions contemplated by the Merger Agreement, including the Merger or (B) materially increase the risk of any Governmental Authority entering an order, ruling, judgment or injunction pursuant to any Antitrust Law prohibiting the consummation of the transactions contemplated by the Merger Agreement, including the Merger. Notwithstanding anything in this Agreement to the contrary, the restrictions set forth in this Section 3(a) shall not apply to any existing portfolio company (as such term is commonly understood in the private equity industry) of CD&R Fund X or any successor subsidiary of such portfolio company.

(b)    Each Stockholder and CD&R Fund X shall: (i) give the Company prompt notice of the making or commencement of any request or proceeding by or before any Governmental Authority with respect to the Merger or any other transactions contemplated by the Merger Agreement; (ii) keep the Company informed as to the status of any such request or proceeding; (iii) give the Company notice and an opportunity to participate in any substantive communication made to the FTC, the Antitrust Division of the DOJ, or any other domestic, foreign or supranational Governmental Authority regarding the Merger or any other transactions contemplated by the Merger Agreement; (iv) promptly notify the Company of any communication from the FTC, the DOJ or any other domestic, foreign or supranational Governmental Authority regarding the Merger or any other transactions contemplated by the Merger Agreement and (v) use reasonable best efforts to (x) provide information requested by and participate in meetings with any Governmental Authority and (y) provide reasonable assistance to Parent and Merger Sub, in each case of the foregoing clauses (x) and (y), in connection with the obtaining of any authorizations, consents, orders, declarations or approvals of any such Governmental Authority or the expiration or termination of any applicable waiting period necessary to consummate the transactions contemplated by the Merger Agreement, including the Merger; provided that, for the avoidance of doubt, the foregoing obligations set forth in the foregoing clauses (i)—(v) shall not require any Stockholder or CD&R Fund to take any action with respect to any of their respective portfolio companies (as such term is commonly understood in the private equity industry) or any successor subsidiary of any such portfolio company. Subject to applicable Laws relating to the exchange of information, the Company shall have the right to review in advance, and each Stockholder and CD&R Fund X shall consult with the Company on and consider in good faith the Company’s views in connection with, any filing made with, or substantive written materials submitted or substantive communication made to any Governmental Authority in connection with the Merger or any other transactions contemplated by the Merger Agreement. In addition, except as may be prohibited by any Governmental Authority or by any applicable Law, each Stockholder and CD&R Fund X shall permit authorized representatives of the Company to be present at each non-ministerial meeting, conference, videoconference, or telephone call and to have access to and be consulted in connection with any presentation, letter, white paper, or proposal made or submitted to any Governmental Authority in connection with such request or proceeding. In exercising the foregoing rights, the Company, each Stockholder and CD&R Fund X shall act reasonably and as promptly as practicable. Materials provided pursuant to this Section 3 may be redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual obligations, and (iii) as necessary to address reasonable privilege concerns.

Section 4.    Representations and Warranties of the Stockholders. Each Stockholder hereby represents and warrants to the Company as follows:

(a)    Authority. Each Stockholder is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each Stockholder has all requisite corporate or other similar power and authority and has taken all corporate or other similar action necessary (including approval by the board of directors or applicable corporate bodies) to execute, deliver, comply with and perform its obligations under this Agreement in accordance with the terms hereof and to consummate the transactions contemplated hereby, and no other action on the part of or vote of holders of any equity securities of such Stockholder is necessary to authorize the execution and delivery of, compliance with and performance by such Stockholder of this Agreement. This Agreement has been duly executed and delivered by each Stockholder and constitutes a legal, valid and binding agreement of each Stockholder enforceable against such Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)    No Conflicts; Consents.

(i)    The execution and delivery of, compliance with and performance by each Stockholder of this Agreement do not and will not (i) conflict with or result in any violation or breach of any provision of the certificate of formation or operating agreement or similar organizational documents of such Stockholder, (ii) conflict with or result in a violation or breach of any applicable Law, (iii) require any consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation or acceleration of any right or obligation or the loss of any benefit to which such Stockholder is entitled, under any Contract binding upon such Stockholder, or to which any of their respective properties, rights or other assets are subject or (iv) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets (including intangible assets) of such Stockholder, except in the case of clauses (ii), (iii) and (iv) above, any such violation, breach, conflict, default, termination, acceleration, cancellation or loss that would not, individually or in the aggregate, reasonably be expected to restrict, prohibit or impair the consummation of the Merger or the performance by such Stockholder of its obligations under this Agreement.

(ii)    No consent, approval, order or authorization of, or registration, declaration or, (except as required by the rules and regulations promulgated under the Exchange Act, the Securities Act, or state securities, takeover and “blue sky” laws) filing with, any Governmental Authority or any other Person, is required by or with respect to the Stockholder in connection with the execution and delivery of this Agreement or the consummation by the Stockholder of the transactions contemplated hereby, except as would not, individually or in the aggregate, reasonably be expected to restrict, prohibit or impair the consummation of the Merger or the performance by such Stockholder of its obligations under this Agreement.

Section 5.    Representations and Warranties of the Company. The Company hereby represents and warrants to each Stockholder as follows:

(a)    Authority. The Company is a legal entity duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate power and authority and has taken all corporate action necessary (including approval by the Company Board (acting on the recommendation of the Special Committee)) to execute, deliver and perform its obligations under this Agreement in accordance with the terms hereof and no other corporate action by the Company or vote of holders of any class of the capital stock of the Company is necessary to approve and adopt this Agreement. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)    Noncontravention.

(i)    The execution, delivery and performance by the Company of this Agreement do not and will not, other than as provided in the Merger Agreement with respect to the Merger and the other transactions contemplated thereby, (i) conflict with or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company or the similar organizational documents of any of its Subsidiaries, (ii) conflict with or result in a violation or breach of any applicable Law, (iii) require any consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation or acceleration of any right or obligation or the loss of any benefit to which the Company and any of its Subsidiaries are entitled, under any Contract binding upon the Company or any of its Subsidiaries, or to which any of their respective properties, rights or other assets are subject or (iv) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets (including intangible assets) of the Company or any of its Subsidiaries, except in the case of clauses (ii), (iii) and (iv) above, any such violation, breach, conflict, default, termination, acceleration, cancellation or loss that would not restrict, prohibit or impair the performance by the Company of its obligations under this Agreement.

(ii)    No consent, approval, order or authorization of, or registration, declaration or, (except as required by the rules and regulations promulgated under the Exchange Act, the Securities Act, or state securities, takeover and “blue sky” laws) filing with, any Governmental Authority or any other Person, is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby, except as would not, individually or in the aggregate, reasonably be expected to restrict, prohibit or impair the consummation of the Merger or the performance by the Company of its obligations under this Agreement.

Section 6.    Stockholder Capacity. This Agreement is being entered into by each Stockholder solely in its capacity as a record and/or beneficial owner of the Owned Shares, and nothing in this Agreement shall restrict or limit the ability of such Stockholder or any Affiliate of such Stockholder who is a director, officer or employee of the Company to take any action in his or her capacity as a director, officer or employee of the Company, including the exercise of fiduciary duties to the Company or its stockholders.

Section 7.    Non-Survival of Representations, Warranties and Covenants. The representations, warranties and covenants contained herein shall not survive the Termination Date.

Section 8.    Waiver of Appraisal Rights. Each Stockholder hereby irrevocably waives, to the fullest extent of the Law, and agrees not to assert any appraisal rights under Section 262 of the DGCL, a copy of which is attached hereto as Exhibit B, with respect to all of such Stockholder’s Owned Shares with respect to the Merger and the transactions contemplated by the Merger Agreement.

Section 9.    Other Agreements. Acting upon the unanimous recommendation of the Special Committee, the Company hereby (i) irrevocably waives, and shall not enforce, the obligations of the Stockholders and their Affiliates pursuant to Section 3.3(a) of the Stockholders Agreement with respect to any actions taken by the Stockholders and/or their Affiliates in connection with the Merger Agreement and the transactions contemplated thereby, including the Merger (and all other transactions incidental and related thereto) and the exercise of any rights pursuant to the Merger Agreement and (ii) acknowledges and agrees that the Merger Agreement and the transactions contemplated thereby, including the Merger (and all other transactions incidental and related thereto) and the exercise of any rights pursuant to the Merger Agreement are (and shall be deemed to be) permitted under the Stockholders Agreement. For the avoidance of doubt, the preceding sentence, including the waiver referred to in clause (i), shall terminate and be of no force or effect upon the valid termination of the Merger Agreement (it being understood that no such termination shall retroactively invalidate any statement or action of any Stockholder and/or its Affiliates made or taken during the period during which such waiver was in effect so long as such statement or action was not, at the time made or taken, in breach of such waiver). The Company hereby further acknowledges that the determination to enter into this Agreement (and in particular this Section 9) has been made by a majority of the Independent Non-CD&R Investor Directors (as defined in the Stockholders Agreement) and the Chief Executive Officer of the Company.

Section 10.    Further Assurances. Each Stockholder and the Company shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Special Committee may reasonably request to the extent necessary to effect the transactions contemplated by this Agreement.

Section 11.    Notices. Each party hereto agrees that notice or the service of process in any action, suit or proceeding arising out of or relating to this Agreement shall be properly served or delivered if delivered to the addresses of the parties set forth in, and in the manner contemplated by, that certain Stockholders Agreement, by and among the Company, the Stockholders and the other parties thereto, dated as of November 16, 2018 (the “Stockholders Agreement”).

Section 12.    Interpretation. Where a reference in this Agreement is made to a section or exhibit, such reference shall be to a section of or exhibit to this Agreement unless otherwise indicated. If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa, and the definitions of terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms. The words “includes” or “including” shall mean “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if,” any reference to a Law shall include any rules and regulations promulgated thereunder, and any reference to any Law in this Agreement shall mean such Law as from time to time amended, modified or supplemented. Each reference to a “wholly owned Subsidiary” or “wholly owned Subsidiaries” of a Person shall be deemed to include any Subsidiary of such Person where all of the equity interests of such Subsidiary are directly or indirectly owned by such Person (other than directors qualifying shares, nominee shares or other equity interests that are required by law or regulation to be held by a director or nominee).

Section 13.    Entire Agreement. This Agreement (including the schedules and exhibits hereto) constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. For the avoidance of doubt, other than to the extent modified by this Agreement and that certain Limited Waiver, dated as of February 12, 2022, the Stockholders Agreement shall continue to apply unaffected by this Agreement.

Section 14.    No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 15.    Governing Law. This Agreement and any claim, cause of action or Action (whether at law, in contract or in tort) that may directly or indirectly be based upon, relate to or arise out of this Agreement or any transaction contemplated hereby, or the negotiation, execution or performance hereunder shall be governed by, and construed and enforced in accordance with, the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. In addition, each of the Parties (a) expressly submits to the personal jurisdiction and venue of the Chosen Courts, in the event any dispute between the Parties (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby, (b) expressly waives any claim of lack of personal jurisdiction or improper venue and any claims that such courts are an inconvenient forum with respect to such a claim, and (c) agrees that it shall not bring any claim, action or proceeding against any other Parties relating to this Agreement or the transactions contemplated hereby in any court other than the Chosen Courts. Each Party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail or by overnight courier service, postage prepaid, to its address as prescribed by Section 11, such service to become effective ten (10) days after such mailing. EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM, ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (i) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS

AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15.

Section 16.    Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 17.    Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties do not timely perform the provisions of this Agreement (including any party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof and (b) the right of specific enforcement is an integral part of the transactions contemplated hereby and without that right, neither the Company nor the Stockholders would have entered into this Agreement.

Section 18.    Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 19.    Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Any such counterpart, to the extent delivered by electronic delivery, will be treated in all manners and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party may raise the use of an electronic delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an electronic delivery, as a defense to the formation of a contract, and each party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

Section 20.    Amendment. This Agreement may be amended by the parties hereto, and the terms and conditions hereof may be waived, only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

Section 21.    No Presumption Against Drafting Party. The Company and the Stockholders acknowledge that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CD&R PISCES HOLDINGS, L.P.

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CLAYTON, DUBILIER & RICE FUND VIII, L.P.

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R FRIENDS & FAMILY FUND VIII, L.P.

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CLAYTON, DUBILIER & RICE, LLC

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CLAYTON, DUBILIER & RICE FUND X, L.P.
(solely for purposes of Section 3)

By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

[Signature Page to Voting and Support Agreement]

CORNERSTONE BUILDING BRANDS, INC.

By:	/s/ Jeffrey S. Lee
Name: Jeffrey S. Lee
Title: Executive Vice President, Chief Financial Officer and Chief Accounting Officer

[Signature Page to Voting and Support Agreement]

EXHIBIT A

Record or Beneficial Owner	No. of Shares Owned
Clayton, Dubilier & Rice Fund VIII, L.P.	22,744,823
CD&R Friends & Family Fund VIII, L.P.	56,940
CD&R Pisces Holdings, L.P.	39,128,929
Clayton, Dubilier & Rice, LLC	212,723

EXHIBIT B

[See attached.]